Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”), informs that, in report disclosed today, Moody’s Ratings upgraded the Long-Term Foreign Currency Issuer Default Rating (IDRs) of Gerdau S.A. to ‘Baa2’ from ‘Baa3’. Moddy’s also upgraded Gerdau’s and its related subsidiary companies’ senior unsecured notes to ‘Baa2’ from ‘Baa3’. The Rating Outlook is now Stable.

São Paulo, October 2nd, 2024.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Office